SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2017

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

COMMISSION FILE NO. 002-86947

A.	Full title of the plan and address of the plan, if different from that of issuer named below:

United Bankshares, Inc. Savings and Stock Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

United Bankshares, Inc.

300 United Center

500 Virginia Street, East

Charleston, West Virginia 25301

Form 11-K

United Bankshares, Inc.

Savings and Stock Investment Plan

Year Ended December 31, 2017

Required Information

The United Bankshares, Inc. Savings and Stock Investment Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of United Bankshares, Inc. Savings and Stock Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of United Bankshares, Inc. Savings and Stock Investment Plan the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits (modified cash basis) for the year ended December 31, 2017, in conformity with the basis of accounting described in Note 1.

Modified Cash Basis of Accounting

As described in Note 1, the financial statements and supplemental schedule have been prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1989.

Charleston, West Virginia

June 28, 2018

United Bankshares, Inc.

Savings and Stock Investment Plan

Statements of Net Assets Available for Benefits—

Modified Cash Basis

	December 31
	2017	2016
Assets
Investments, at fair value	$102,620,760	$97,475,992

Notes receivable from participants	235,587	172,692

Net assets available for benefits	$102,856,347	$97,648,684

See accompanying notes.

United Bankshares, Inc.

Savings and Stock Investment Plan

Statement of Changes in Net Assets Available for Benefits—

Modified Cash Basis

Year Ended December 31, 2017

Additions
Investment income:
Interest and dividends	$3,944,257
Net appreciation/(depreciation) in fair value of investments	(3,931,193)

Total investment income	13,064

Contributions:
Employee contributions	7,108,627
Employer contributions	3,402,095
Rollover contributions	1,041,252

Total contributions	11,551,974

Total additions	11,565,038

Deductions
Withdrawals and benefits paid directly to participants	6,343,066
Administrative expenses paid by participants	14,309

Total deductions	6,357,375

Net increase	5,207,663

Net assets available for benefits:
Beginning of year	97,648,684

End of year	$102,856,347

See accompanying notes.

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis

December 31, 2017

1. Significant Accounting Policies

Accounting Method

The accounting records of the United Bankshares, Inc. (United) Savings and Stock Investment Plan (the Plan) are maintained on a modified cash basis of accounting, a basis of accounting permitted by the Department of Labor. Such accounting method includes recording investments at fair value. Interest income on investments is recorded as it is earned while all other additions and deductions are recognized as received or paid rather than as earned or incurred. Accordingly, the accompanying financial statements are not intended to be presented in accordance with U.S. generally accepted accounting principles.

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedules. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price) (see Note 4 for disclosures related to fair value measurements).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

The notes receivable from participants are measured at their principal balance, plus any accrued but unpaid interest. Defaulted loans, if any, are reclassified as distributions.

Recent Developments

On April 21, 2017 (Acquisition Date), United acquired 100% of the outstanding common stock of Cardinal Financial Corporation (Cardinal), headquartered in Tysons Corner, Virginia. Cardinal was merged with and into UBV Holding Company, LLC (UBV), a wholly-owned subsidiary of United, pursuant to the terms of the Agreement and Plan of Reorganization, dated August 17, 2016, by and among United, UBV and Cardinal. The merger was accounted for under the acquisition method of accounting.

At December 31, 2017, Cardinal’s 401(k) plan was still in the process of being terminated in accordance with applicable law and regulations. Each employee of Cardinal and its subsidiaries that was a participant in Cardinal’s 401(k) plan, and that became an eligible employee of United or its subsidiaries following the Acquisition Date, will be eligible to participate in United’s 401(k) plan when administratively practical, in accordance with the terms and conditions of United’s 401(k) plan. Account balances under Cardinal’s terminated 401(k) plan will be eligible for distribution or rollover, in accordance with the terms and conditions of the United 401(k) plan, upon an IRS review and letter of determination being received, and in accordance with applicable law and regulations. Any other former employee of Cardinal or its subsidiaries that is employed by United or its subsidiaries after the Acquisition Date will be eligible to be a participant in United’s 401(k) plan upon complying with eligibility requirements.

New Accounting Pronouncements

In January 2016, FASB issued Accounting Standards Update (ASU) No. 2016-01, Financial Instrument (Subtopic 825-10) – Overall Recognition and Measurement of Financial Assets and Financial Liabilities. ASU No. 2016-01 amended ASC 825, Financial Instruments, which eliminates the requirement to disclose the fair value of financial instruments not recorded at fair value required under ASC 825. This ASU is effective for years beginning after December 15, 2018. Management does not expect the adoption of this ASU to have a significant impact on the Plan’s financial statements.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan, which is available to all employees of United or any of its subsidiaries who have completed 90 days of continuous service for employee deferral and one year and 1,000 hours of service for employer match. The UBSI Pension Committee (the Committee) is responsible for the general administration of the Plan. United Bank is the trustee of the Plan. FASCore, LLC, a wholly owned subsidiary of Great-West Life &

Annuity Insurance Company, is the record-keeper of the Plan. EMJAY Corporation, a wholly owned subsidiary of Great-West Life & Annuity Insurance Company, is the custodian of the Plan. The Plan was established December 29, 1989 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Periodically, the Plan has been amended and restated. In 2017, an amendment was made to comply with the expanded disability benefit claims procedures issued by the federal Department of Labor. This amendment became effective January 1, 2018. In 2016, an amendment was made to the Plan which became effective June 1, 2016 to increase the employer’s 401(k) company match to 100% of the first 4% of a participant’s pay, based on the participant’s deferral election. In addition, the Plan was amended to include participant loans from other qualified plans as a rollover option into the Plan. Previously, rollover into the Plan could only consist of cash and permitted investments and could not include any outstanding participant loans from other qualified plans.

Contributions

Active participants may elect to contribute up to 100 percent of their eligible compensation, on a pre-tax or after-tax basis subject to the Internal Revenue Code’s limitations.

Effective June 1, 2016, United matches 100 percent of the first 4 percent of a participant’s pay, based on the participant’s deferral election. Prior to June 1, 2016, United matched 100 percent of the first 3 percent of the participant’s deferral and 25 percent of the next 1 percent of the participant’s deferral. These matching contributions are made by United on a bi-weekly basis and consist of cash, which is used by the Plan to purchase shares of United’s common stock. Participants are free to transfer their matched contributions to other investment options at any time.

Participants who have benefits in another qualified retirement plan, an IRA or other Roth elective deferral accounts, may transfer them into United’s Plan, if the other Plan allows rollovers and the Plan Administrator for this Plan agrees to the transfer. Starting June 1, 2016, acceptable participant loans from other qualified plans can also be rolled over into the Plan. Rollovers are required to be made in accordance with IRS guidance, including any limitation on the number of permitted rollovers in a year.

Participants may choose to have their deferral contributions directed to any of 28 investment options, including United Bankshares, Inc. Common Stock, U.S. Government Securities Funds, various common stock funds, and an international equity fund. Investment elections must be made in multiples of 1 percent or designated by specific dollar amounts. Participants may make changes in their contribution percentage at any time according to the Plan specifications. Allocations among fund options offered by the Plan may be changed on a daily basis.

Participant Accounts

Plan earnings are allocated to each participant’s account based upon the respective account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participating employees are immediately fully vested as to employee and employer contributions to the Plan.

Payment of Benefits

Participants are permitted to take distributions and withdrawals from their accounts in the Plan under the circumstances set forth in the Plan document. On termination of service, a participant may receive a lump-sum or installment amount or keep funds invested in the Plan until reaching the age of 70 1⁄2. Benefits payments under the Plan must commence by April 1st of the calendar year following the date a participant attains age 70 1⁄2 or April 1st of the calendar year following the year in which a participant separates from service with the Employer, whichever is later, except that distributions for a five-percent owner of the Company must commence by April 1st of the calendar year following the calendar year in which the participant attains age 70 1⁄2.

A distribution of a Roth deferral account in the Plan is considered a “qualified distribution” if such distribution is made on or after the date on which a participant attains age 59 1⁄2, or is made to the beneficiary on or after death, or is distributed to the participant due to becoming disabled. Such distribution must be paid from a Roth deferral account after a five-taxable-year period of participation. When counting the five taxable years, year number one is calculated as starting on the first day of the first taxable year in which a participant makes a Roth deferral to the Plan.

Administrative Expenses

Effective November 1, 2017, the Plan started charging Plan administrative fees which include expenses such as transaction processing, recordkeeping, website management, call center staffing, and trust/custody services. Previously, these Plan administration expenses were paid for by fees received from the investment fund providers. Each participant is charged an annual Plan administration fee of $85, which is assessed monthly. In addition, an annual Trustee fee of 0.12% of assets in each participant’s account, excluding United Bankshares, Inc. stock, is charged and assessed monthly. The Plan also started to charge a $50 loan origination fee with an annual $25 annual loan maintenance fee for any new loans that are issued. These fees are included in administrative expenses paid by the participants in the accompanying statement of changes in net assets available for benefits.

Plan Termination

Although it has not expressed any intent to do so, United has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions to the Plan, the assets of the Plan will remain in trust and will be distributed in accordance with the Plan Agreement.

3. Investments

Each investment is subject to market risk. The degree of market risk varies by investment type based upon the nature of the applicable underlying net assets. The Plan’s maximum exposure to accounting loss from such investments is represented by the amounts appearing in the statements of net assets available for benefits.

4. Fair Value Measurements

The Plan determines the fair values of its financial instruments based on the fair value hierarchy established in ASC Topic 820, which also clarifies that fair value of certain assets and liabilities is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

The Fair Value Measurements and Disclosures topic in ASC Topic 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s market assumptions.

The three levels of the fair value hierarchy based on these two types of inputs, are as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•	Level 2 – Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

•	Level 3 – Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

The level in the fair value hierarchy within which the fair value measurement is classified is based on the lowest level of input that is significant in the fair value measurement.

The following describes the valuation techniques used by plan management to measure financial assets recorded at fair value on a recurring basis in the financial statements.

Investments held by the Plan are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). Mutual funds and common stock are classified as Level 1. Some of the Plan’s investment choices represent funds of funds and are classified as Level 2 because quoted market prices are not available. The value of these types of investments is calculated daily by the fund administrator. The initial pricing input is the quoted share prices obtained for the underlying mutual funds, which is then adjusted to apply any applicable expense factor.

The following tables present the balances of financial assets measured at fair value on a recurring basis as of December 31, 2017 and December 31, 2016:

	Fair Value Measurements at December 31, 2017 Using:
	Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Company stock	$31,009,134	$31,009,134	$—	$—
Mutual funds	58,147,182	58,147,182	—	—
Investments measured at net asset value (a)	13,464,444	—	—	—

Total assets at fair value	$102,620,760	$89,156,316	$—	$—

	Fair Value Measurements at December 31, 2016 Using:
	Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Company stock	$36,447,486	$36,447,486	$—	$—
Mutual funds	48,532,139	41,418,779	7,113,360	—
Investments measured at net asset value (a)	12,496,367	—	—	—

Total assets at fair value	$97,475,992	$77,866,265	$7,113,360	$—

(a)	In accordance with ASC Topic 820-10, certain investments that were measured using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

5. Benefits Payable

Participants elected to withdraw $37,619 and $39,958 as of December 31, 2017 and 2016, respectively. These amounts were approved and processed for payment but were not paid as of the respective year-end.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to the Form 5500:

	December 31
	2017	2016
Net assets available for benefits per the financial statements	$102,856,347	$97,648,684
Participant loans in default	(14,988)	(17,899)

Net assets available for benefits per the Form 5500	$102,841,359	$97,630,785

The following is a reconciliation of the decrease in net assets available for benefits per the financial statements and the Form 5500 for the year ended December 31, 2017:

2017
Increase in net assets available for benefits per the financial statements	$5,207,663
Net change in deemed distributions for defaulted loans	2,911

Net gain per the Form 5500	$5,210,574

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated June 2, 2014, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. The Plan received an updated determination letter from the Internal Revenue Service dated May 20, 2015, stating that the Plan is qualified under Section 401(a) of the Code based on the approval of certain amendments and, therefore, the related trust is exempt from taxation.

Plan management is required to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when a position is more likely than not, based on technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

9. Transactions With Parties-in-Interest

The Plan invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2017, the Plan received approximately $1,077,880 in common stock dividends from the Company. The Plan also holds 892,349 shares of United common stock, which had a fair value of $34.75 per share at December 31, 2017.

United pays certain administrative expenses on behalf of the Plan and provides certain services at no cost to the Plan.

United Bank, a wholly owned subsidiary of United, acts as Trustee for the Plan.

Participants may choose to have their contributions directed to various mutual funds made available by FASCore, LLC, record-keeper for the Plan.

10. Commitments and Contingencies

The Plan did not have any commitments and contingencies that would require financial statement disclosure for the Plan.

11. Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were issued, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2017 and determined that there are no subsequent events that require recognition or disclosure in these financial statements.

Supplemental Schedules—

Modified Cash Basis

United Bankshares, Inc.

Savings and Stock Investment Plan

EIN #55-0641179 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at

End of Year)—Modified Cash Basis

December 31, 2017

		(c)
		Description of Investment,
	(b)	Including Maturity Date,			(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,		(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value		Cost	Value
	American Beacon Bridgeway LG CP VAL Inst.	3,537	shares	$	$101,045
	Baird Aggregate Bond Inst.	380,079	shares		4,131,462
	Credit Suisse Floating Rate Hi Income Inst.	9	shares		62
	Dodge & Cox Balanced Fund	53,465	shares		5,720,710
	Edgewood Growth Inst.	3,300	shares		97,535
	Federated Capital Preservation Fund R6P	1,346,444	shares		13,464,444
	Federated Instl. High Yield Bond R6	89,265	shares		893,541
	Federated Mid-Cap Index R6	382,092	shares		9,403,285
	Harding Loevner Instl. Emerging Markets	42,864	shares		969,165
	Ishares S&P 500 Index K	21,963	shares		6,992,474
	JOHCM International Select I	44,182	shares		995,863
	Oakmark International Inst.	112,367	shares		3,212,578
	Principal Smallcap S&P 600 Index Inst.	173,891	shares		4,710,694
	Vanguard Growth Index – Admiral	91,345	shares		6,608,832
	Vanguard High Dividend Yield Index Inv.	127,188	shares		4,310,412
	Vanguard REIT Index – Admiral	364	shares		42,738
	Vanguard Target Retirement 2020 Inv	91,899	shares		2,883,789
	Vanguard Target Retirement 2025 Inv	11,151	shares		206,293
	Vanguard Target Retirement 2030 Inv	77,510	shares		2,606,660
	Vanguard Target Retirement 2035 Inv	6,864	shares		142,010
	Vanguard Target Retirement 2040 Inv	58,084	shares		2,077,674
	Vanguard Target Retirement 2045 Inv	6	shares		145
	Vanguard Target Retirement 2050 Inv	36,390	shares		1,317,321
	Vanguard Target Retirement 2055 Inv	561	shares		21,992
	Vanguard Target Retirement 2060 Inv	1,229	shares		42,589
	Vanguard Target Retirement 2065 Inv	3	shares		72
	Vanguard Target Retirement Income Inv	48,579	shares		658,241
*	United Bankshares, Inc. Common Stock	892,349	shares	27,739,333	31,009,134

*	Loans to participants (interest rates ranging from 4.25% to 8.75%)				235,587

					$102,856,347

*	Represents a party-in-interest to the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Bankshares, Inc. Savings and Stock Investment Plan

/s/ Harold Manner
Mr. Harold Manner
Plan Administrator

June 28, 2018